

11016532

UNITEDSTATES
SECURITIES ANDEXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden
hours per response. 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

SEC FILE NUMBER

8- 65988

FACING PAGE   MAR 01 2011

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rules 17a-5 Thereunder

Washington DC
110

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WHITEMARSH CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 WHITEMARSH COURT

(No. and Street)

MARLTON   NEW JERSEY   08053

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark T. Manzo

(201) 519-1905

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YIN SHEN CO., CPA

(Name – if individual, state last, first, middle name)

3150 140TH STREET, RM6C   FLUSHING   NY   11354

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 141006-02)

OATH OR AFFIRMATION

I, Granville A. Underleider _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Whitemarsh Capital Advisors, LLC _____, as of December 31 _____, 20 10 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
Signature

Chief Executive Officer
Title

_____
Notary Public

SHAWN S. POINSETT
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 10-21-2014

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WHITEMARSH CAPITAL ADVISORS, LLC

CONTENTS

Yin Shen Co. CPA
3150 140th Street, Room 6c
Flushing, New York 11354
Tel: 718-358-7956, Fax: 718-358-1281

Independent Auditor's Report

To the Members of
  Whitemarsh Capital Advisors LLC

We have audited the accompanying statement of financial condition of Whitemarsh Capital Advisors LLC as of December 31, 2010, and the related statements of income, changes in members' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Whitemarsh Capital Advisors LLC at December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Yin Shen, CPA
Yin Shen Co. CPA
Flushing, New York
February 18, 2011

1

WHITEMARSH CAPITAL ADVISORS, LLC

Statement of Financial Condition

December 31, 2010

ASSETS

Cash	$	31,504
Prepaid expenses		1,110
Total assets		32,614

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accrued expenses	15,500
Total liabilities	15,500

Members' Equity

Members' Capital		21,152
Current earnings		(4,038)
Total members' equity		17,114
Total liabilities and members' equity	$	32,614

The accompanying notes are an integral part of these financial statements

WHITEMARSH CAPITAL ADVISORS, LLC

Statement of Income

for the Year Ended December 31, 2010

REVENUES:

Advisory fees	$	15,000
Other income		7,408
Total Revenue		22,408 .

EXPENSES:

Professional and consulting fees	19,700
Regulatory fees and expenses	2,935
Other expenses	3,811
Total Expenses	26,446

NET INCOME (LOSS)	$	(4,038)

The accompanying notes are an integral part of these financial statements

WHITEMARSH CAPITAL ADVISORS, LLC

Statement of Cash Flows

for the Year Ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income		$ (4,038)
Adjustments to reconcile net income to net cash		
used in operating activities:		
Prepaid expenses	227	
Other receivable	6,236	
Accrued expenses	(1,100)	
Total adjustments		5,363
Net cash used in operating activities		1,325
CASH FLOWS FROM INVESTING ACTIVITIES:		
Others	-	-
Net cash used in investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' contribution		2,250
Net cash provided by financing activities		2,250
INCREASE IN CASH		3,575
CASH AT BEGINNING OF THE YEAR		27,929
CASH AT END OF THE YEAR		$ 31,504

The accompanying notes are an integral part of these financial statements

WHITEMARSH CAPITAL ADVISORS, LLC

Statement of Changes in Member's Capital

for the Year Ended December 31, 2010

	Member's Capital
Balance, January 1, 2010	$ 18,902
Net Income(Loss)	(4,038)
Member's Capital Contributions	2,250
Member's Capital Withdrawals	-
Balance, December 31, 2010	$ 17,114

The accompanying notes are an integral part of these financial statements

Whitemarsh Capital Advisors LLC
Notes to Financial Statements

For the Year Ended December 31, 2010

1. Organization and nature of business

Whitemarsh Capital Advisors LLC (the Company) is a broker-dealer registered with Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was a successor of Stephen L. Schechter & Co. Inc. and organized in the State of New Jersey on November 2, 2007. The Company is exempt from SEC customer protection under Paragraph (k)(2)(i) of SEC Rule 15c3-3.

2. Significant Accounting Policies

Basis of Presentation
The Company concentrates on private placements of securities and advisory services . The Company's income is based on commission for the services provided. The Company does not carry customers' accounts. The financial statements reflect their service activities.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Method
The Company prepares its financial statements on the accrual basis of accounting.

Revenue Recognition
The Company recognizes revenue from placement fees upon completion of the private placement offering and advisory fees, over the life of the underlying agreement, at the time work is performed and services are rendered.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

6

3. Prepaid Expenses

Prepaid expenses consist of FINRA renewal fee for $1,053, and the balance one FINRA CRD account $57.

4. Accrued Expenses

Accrued expenses consist of professional fee of $15,500.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 and minimum required dollar amount is $5,000. At December 31, 2010, the Company was in compliance with these regulations. The Company's net capital ratio was 0.97 to 1 and the Company had net capital of $16,004 which exceeded the minimum required dollar amount by $11,004.

6. Income tax

For the tax purpose, the Company elected to be taxed as partnership. Accordingly, the Company's income and loss is passed to the member individually. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

7. Depreciation

The Company uses the full services from a consulting firm and does not maintain its own office furniture and equipment.

8. Commitment and Contingency

The Company pays professional consulting services for $1,000 per month. The term is based on month by month.

WHITEMARSH CAPITAL ADVISORS, LLC

Supplement Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2010

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS form X-17A-5.

Schedule I

WHITEMARSH CAPITAL ADVISORS, LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2010

NET CAPITAL

Total partners' equity		$ 17,114
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		17,114
Deductions:		
Nonallowable assets		
Other receivable	(1,110)	(1,110)
		16,004
Net capital before haircuts on securities positions		
Haircuts on securities		
Other securities	0	0

NET CAPITAL		$ 16,004

AGGREGATE INDEBTEDNESS

Other payable and accrued expenses	15,500	15,500
Total aggregate indebtedness		$ 15,500

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required:		1,033
Minimum dollar required:		$ 5,000
Excess net capital		$ 11,004
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar amount		$ 10,004
Ratio: Aggregate indebtedness to net capital		0.97 to 1

WHITEMARSH CAPITAL ADVISORS, LLC

RECONCILIATION WITH COMPANY'S COMPUTATION (included in
 Part II of Form X-17A-5 as of December 31, 2010)

There is no material difference between the net capital computation as reported on
Whitemarsh Capital Advisors LLC FOCUS report - Part IIA as of December 31, 2010.

Net capital, as reported in Company's Part IIA (unaudited)
 FOCUS report $ 16,004
  Adjustments: -   -

Net capital per above $ 16,004

Independent Auditor's Report on Internal Control

Required by SEC Rule 17a-5

To the Members of
Whitemarsh Capital Advisors LLC

In planning and performing our audit of the financial statements of Whitemarsh Capital Advisors LLC (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis. Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yin Shen Co. CPA
Flushing, New York
February 18, 2011